As filed with the Securities and Exchange Commission on April 1, 2025
File Nos. 333-271770
811-23876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 32	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 40	☒

GRAYSCALE FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)
290 HARBOR DRIVE, STAMFORD, CT 06902
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (212) 668-1427
David LaValle
Grayscale Advisors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902
(Name and Address of Agent for Service of Process)
With Copy to:

J. Stephen Feinour, Jr., Esq.	Shawn A. Hendricks, Esq.
Stradley Ronon Stevens & Young, LLP	Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600	2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018	Philadelphia, Pennsylvania 19103-7018
It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (File No. 333-271770) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 32 consists only of a facing page, this explanatory note and Part C of the Registration Statement and exhibits (h)(ix), (x), (xi) and (xii) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 32 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 32 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission. This Post-Effective Amendment No. 32 incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 31 to the Registration Statement, which was filed on March 31, 2025.

GRAYSCALE FUNDS TRUST
File Nos. 811-23876 & 333-271770
PART C
Other Information
Item 28. Exhibits.
The following exhibits are filed herewith, except as noted:
(a)	Articles of Incorporation.

(i)	Certificate of Trust dated May 3, 2023 is incorporated by reference to the Registrant’s initial Registration Statement on Form N-1A filed on May 9, 2023.

(ii)
Amended and Restated Agreement and Declaration of Trust, dated August 21, 2024, is incorporated by reference to Exhibit 28(a)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on October 11, 2024.

(b)	Bylaws.

(i)	By-Laws effective as of May 3, 2023 is incorporated by reference to the Registrant’s initial Registration Statement on Form N-1A filed on May 9, 2023.

(c)	Instruments Defining Rights of Security Holders. None other than those contained in Exhibits (a)(i) and (a)(ii).

(d)	Investment Advisory Contracts.

(i)
Investment Advisory Agreement between the Registrant and Grayscale Advisors, LLC is incorporated by reference to Exhibit 28(d)(i) to the Registrant’s Registration Statement on Form N-1A, as filed on July 29, 2024.

(ii)	Amended Schedule A to the Investment Advisory Agreement is incorporated by reference to Exhibit 28(d)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(iii)
Sub-Advisory Agreement between Grayscale Advisors, LLC, the Registrant and Vident Asset Management is incorporated by reference to Exhibit 28(d)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on July 29, 2024.

(iv)	Amended Schedule A to the Sub-Advisory Agreement is incorporated by reference to Exhibit 28(d)(iv) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(e)	Underwriting Contracts.

(i)
Distribution Agreement between the Registrant and Foreside Fund Services, LLC is incorporated by reference to Exhibit 28(e)(i) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(ii)	Amended Exhibit A to the Distribution Agreement is incorporated by reference to Exhibit 28(e)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on January 27, 2025.

(iii)	Form of Authorized Participant Agreement is incorporated by reference to Exhibit 28(e)(ii) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(f)	Bonus or Profit Sharing Contracts. Not applicable

(g)	Custodian Agreements.

(i)
Custodian Agreement between the Registrant and U.S. Bank, National Association is incorporated by reference to Exhibit 28(g)(i) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(ii)	Amended Exhibit A to the Custodian Agreement is incorporated by reference to Exhibit 28(g)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(h)	Other Material Contracts.

(i)
Fund Administration Agreement between the Registrant and U.S. Bancorp Fund Services, LLC is incorporated by reference to Exhibit 28(h)(i) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(ii)	Amended Exhibit A to the Fund Administration Agreement is incorporated by reference to Exhibit 28(h)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(iii)
Fund Accounting Agreement between the Registrant and U.S. Bancorp Fund Services, LLC is incorporated by reference to Exhibit 28(h)(ii) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(iv)	Amended Exhibit A to the Fund Accounting Agreement is incorporated by reference to Exhibit 28(h)(iv) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(v)
Transfer Agent Agreement between the Registrant and U.S. Bancorp Fund Services, LLC is incorporated by reference to Exhibit 28(h)(iii) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(vi)	Amended Exhibit A to the Transfer Agent Agreement is incorporated by reference to Exhibit 28(h)(vi) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(vii)
Index Sublicense Agreement between the Registrant and Grayscale Advisors, LLC is incorporated by reference to Exhibit 28(h)(iv) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(viii)	Amended Exhibit A to the Index Sublicense Agreement is incorporated by reference to Exhibit 28(h)(viii) to the Registrant’s Registration Statement on Form N-1A, as filed on January 27, 2025.
(ix)

Investment Advisory Agreement between Grayscale Advisors, LLC and Grayscale Bitcoin Covered Call Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Covered Call ETF) dated March 27, 2025 is filed herewith.

(x)

Investment Advisory Agreement between Grayscale Advisors, LLC and Grayscale Bitcoin Premium Income Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Premium Income ETF) dated March 27, 2025 is filed herewith.

(xi)

Sub-Advisory Agreement between Grayscale Advisors, LLC and Vident Asset Management dated March 31, 2025 relating to Grayscale Bitcoin Covered Call Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Covered Call ETF) is filed herewith.

(xii)

Sub-Advisory Agreement between Grayscale Advisors, LLC and Vident Asset Management dated March 31, 2025 relating to Grayscale Bitcoin Premium Income Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Premium Income ETF) is filed herewith.

(i)	Legal Opinion.

(i)	Opinion and Consent of Counsel with respect to Grayscale Privacy ETF is incorporated by reference to Exhibit 28(i)(i) to the Registrant's Registration Statement on Form N-1A filed on August 26, 2024.

(ii)
Opinion and Consent of Counsel with respect to Grayscale Bitcoin Miners ETF is incorporated by reference to Exhibit 28(i)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on January 27, 2025.

(iii)

Opinion and Consent of Counsel with respect to Grayscale Bitcoin Covered Call ETF is incorporated by reference to Exhibit 28(i)(iii) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(iv)

Opinion and Consent of Counsel with respect to Grayscale Bitcoin Premium Income ETF is incorporated by reference to Exhibit 28(i)(iv) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(j)	Other Opinions. Not Applicable.

(k)	Omitted Financial Statements. Not Applicable.

(l)	Initial Capital Agreements.

(i)
Purchase Agreement between the Registrant and Grayscale Advisors, LLC is incorporated by reference to Exhibit 28(l)(i) to the Registrant’s Registration Statement on Form N-1A, as filed on July 29, 2024.

(m)	Rule 12b-1 Plan.

(i)	Distribution Plan (12b-1 Plan) is incorporated by reference to Exhibit 28(m)(i) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(ii)	Amended Schedule A to the Distribution Plan (12b-1 Plan) is incorporated by reference to Exhibit 28(m)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on March 28, 2025.

(n)	Rule 18f-3 Plan. Not Applicable.

(o)	Reserved.

(p)	Code of Ethics.

(i)	Code of Ethics for the Registrant is incorporated by reference to Exhibit 28(p)(i) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(ii)	Code of Ethics for Vident Asset Management is incorporated by reference to Exhibit 28(p)(ii) to the Registrant’s Registration Statement on Form N-1A filed on August 26, 2024.

(iii)	Code of Ethics for Grayscale Advisors, LLC is incorporated by reference to Exhibit 28(p)(iii) to the Registrant’s Registration Statement on Form N-1A filed on October 11, 2024.

(q)	Other.

(i)	Power of Attorney dated January 23, 2024 is incorporated herein by reference to Exhibit 28(q)(i) to the Registrant’s Registration Statement on Form N-1A, as filed on February 20, 2024.

Item 29. Persons Controlled by or Under Common Control with the Fund
None
Item 30. Indemnification
The Amended and Restated Agreement and Declaration of Trust (the “Declaration”) provides that any person who is or was a Trustee, officer, employee or other agent, including the underwriter, of such Trust shall be liable to the Trust and its shareholders only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as Disqualifying Conduct) and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the Delaware Statutory Trust Act (the “Delaware Act”), these Agents (as defined in the Declaration) shall not be responsible or liable for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than such Trust or its shareholders, for any act, omission or obligation of the Trust or any trustee thereof.
The Trust shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party, potential party, or non-party witness, or is threatened to be made a party, potential party, or non-party witness to any Proceeding (as defined in the Declaration), or is otherwise involved in a Proceeding, because the person is or was an Agent of such Trust. These persons shall be indemnified against any Expenses (as defined in the Declaration), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not in itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. There shall nonetheless be no indemnification for a person’s own Disqualifying Conduct.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Trust may be required, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of the Investment Adviser
Grayscale Advisors, LLC - this information is included in Form ADV filed with the SEC by Grayscale Advisors, LLC (Registration No. 801-122921) and is incorporated by reference herein.
Vident Asset Management, LLC - this information is included in Form ADV filed with the SEC by Vident Asset Management, LLC (Registration No. 801-114538) and is incorporated by reference herein.
Item 32. Principal Underwriters
(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1. AB Active ETFs, Inc.
2. ABS Long/Short Strategies Fund
3. Absolute Shares Trust
4. ActivePassive Core Bond ETF, Series of Trust for Professional Managers
5. ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers
6. ActivePassive International Equity ETF, Series of Trust for Professional Managers
7. ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers
8. Adaptive Core ETF, Series of Collaborative Investment Series Trust
9. AdvisorShares Trust
10. AFA Multi-Manager Credit Fund
11. AGF Investments Trust
12. AIM ETF Products Trust
13. Alexis Practical Tactical ETF, Series of Listed Funds Trust

14. AlphaCentric Prime Meridian Income Fund
15. American Century ETF Trust
16. Amplify ETF Trust
17. Applied Finance Dividend Fund, Series of World Funds Trust
18. Applied Finance Explorer Fund, Series of World Funds Trust
19. Applied Finance Select Fund, Series of World Funds Trust
20. ARK ETF Trust
21. ARK Venture Fund
22. Bitwise Funds Trust
23. Bluestone Community Development Fund
24. BondBloxx ETF Trust
25. Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
26. Bridgeway Funds, Inc.
27. Brinker Capital Destinations Trust
28. Brookfield Real Assets Income Fund Inc.
29. Build Funds Trust
30. Calamos Convertible and High Income Fund
31. Calamos Convertible Opportunities and Income Fund
32. Calamos Dynamic Convertible and Income Fund
33. Calamos ETF Trust
34. Calamos Global Dynamic Income Fund
35. Calamos Global Total Return Fund
36. Calamos Strategic Total Return Fund
37. Carlyle Tactical Private Credit Fund
38. Cascade Private Capital Fund
39. Center Coast Brookfield MLP & Energy Infrastructure Fund
40. Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
41. Clifford Capital International Value Fund, Series of World Funds Trust
42. Clifford Capital Partners Fund, Series of World Funds Trust
43. Cliffwater Corporate Lending Fund
44. Cliffwater Enhanced Lending Fund
45. Cohen & Steers Infrastructure Fund, Inc.
46. Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
47. CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series
48. CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
49. Curasset Capital Management Core Bond Fund, Series of World Funds Trust
50. Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
51. CYBER HORNET S&P 500® and Bitcoin 75/25 Strategy ETF, Series of ONEFUND Trust
52. Davis Fundamental ETF Trust
53. Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
54. Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
55. Defiance Israel Bond ETF, Series of ETF Series Solutions
56. Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
57. Defiance Next Gen H2 ETF, Series of ETF Series Solutions
58. Defiance Quantum ETF, Series of ETF Series Solutions
59. Denali Structured Return Strategy Fund
60. Direxion Funds
61. Direxion Shares ETF Trust
62. Dividend Performers ETF, Series of Listed Funds Trust
63. Dodge & Cox Funds
64. DoubleLine ETF Trust
65. DoubleLine Income Solutions Fund
66. DoubleLine Opportunistic Credit Fund
67. DoubleLine Yield Opportunities Fund
68. DriveWealth ETF Trust
69. EIP Investment Trust
70. Ellington Income Opportunities Fund
71. ETF Opportunities Trust
72. Evanston Alternative Opportunities Fund

73. Exchange Listed Funds Trust
74. FlexShares Trust
75. Forum Funds
76. Forum Funds II
77. Forum Real Estate Income Fund
78. Goose Hollow Enhanced Equity ETF, Series of Collaborative Investment Series Trust
79. Goose Hollow Multi-Strategy Income ETF, Series of Collaborative Investment Series Trust
80. Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
81. Grayscale Future of Finance ETF, Series of ETF Series Solutions
82. Guinness Atkinson Funds
83. Harbor ETF Trust
84. Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
85. Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
86. Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
87. Horizon Kinetics Medical ETF, Series of Listed Funds Trust
88. Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
89. IDX Funds
90. Innovator ETFs Trust
91. Ironwood Institutional Multi-Strategy Fund LLC
92. Ironwood Multi-Strategy Fund LLC
93. John Hancock Exchange-Traded Fund Trust
94. LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
95. Mairs & Power Balanced Fund, Series of Trust for Professional Managers
96. Mairs & Power Growth Fund, Series of Trust for Professional Managers
97. Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
98. Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
99. Manor Investment Funds
100. Milliman Variable Insurance Trust
101. Mindful Conservative ETF, Series of Collaborative Investment Series Trust
102. Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
103. Mohr Growth ETF, Series of Collaborative Investment Series Trust
104. Mohr Industry Nav ETF, Series of Collaborative Investment Series Trust
105. Mohr Sector Nav ETF, Series of Collaborative Investment Series Trust
106. Morgan Stanley ETF Trust
107. Morningstar Funds Trust
108. Mutual of America Investment Corporation
109. NEOS ETF Trust
110. Niagara Income Opportunities Fund
111. North Square Investments Trust
112. OTG Latin American Fund, Series of World Funds Trust
113. Overlay Shares Core Bond ETF, Series of Listed Funds Trust
114. Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
115. Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
116. Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
117. Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
118. Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
119. Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
120. Palmer Square Opportunistic Income Fund
121. Partners Group Private Income Opportunities, LLC
122. Performance Trust Mutual Funds, Series of Trust for Professional Managers
123. Perkins Discovery Fund, Series of World Funds Trust
124. Philotimo Focused Growth and Income Fund, Series of World Funds Trust
125. Plan Investment Fund, Inc.
126. PMC Core Fixed Income Fund, Series of Trust for Professional Managers
127. PMC Diversified Equity Fund, Series of Trust for Professional Managers
128. Point Bridge America First ETF, Series of ETF Series Solutions
129. Preferred-Plus ETF, Series of Listed Funds Trust
130. Putnam ETF Trust
131. Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust

132. Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
133. Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
134. Renaissance Capital Greenwich Funds
135. Reynolds Funds, Inc.
136. RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
137. RiverNorth Patriot ETF, Series of Listed Funds Trust
138. RMB Investors Trust
139. Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
140. Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
141. Roundhill Alerian LNG ETF, Series of Listed Funds Trust
142. Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
143. Roundhill Cannabis ETF, Series of Listed Funds Trust
144. Roundhill ETF Trust
145. Roundhill Magnificent Seven ETF, Series of Listed Funds Trust
146. Roundhill S&P Global Luxury ETF, Series of Listed Funds Trust
147. Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
148. Roundhill Video Games ETF, Series of Listed Funds Trust
149. Rule One Fund, Series of World Funds Trust
150. Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
151. Six Circles Trust
152. Sound Shore Fund, Inc.
153. SP Funds Trust
154. Sparrow Funds
155. Spear Alpha ETF, Series of Listed Funds Trust
156. STF Tactical Growth & Income ETF, Series of Listed Funds Trust
157. STF Tactical Growth ETF, Series of Listed Funds Trust
158. Strategic Trust
159. Strategy Shares
160. Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
161. Syntax ETF Trust
162. Tekla World Healthcare Fund
163. Tema ETF Trust
164. Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
165. Teucrium AiLA Long-Short Agriculture Strategy ETF, Series of Listed Funds Trust
166. Teucrium AiLA Long-Short Base Metals Strategy ETF, Series of Listed Funds Trust
167. The 2023 ETF Series Trust
168. The 2023 ETF Series Trust II
169. The Community Development Fund
170. The Finite Solar Finance Fund
171. The Private Shares Fund
172. The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
173. Third Avenue Trust
174. Third Avenue Variable Series Trust
175. Tidal ETF Trust
176. Tidal Trust II
177. TIFF Investment Program
178. Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
179. Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
180. Timothy Plan International ETF, Series of The Timothy Plan
181. Timothy Plan Market Neutral ETF, Series of The Timothy Plan
182. Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
183. Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
184. Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
185. Total Fund Solution
186. Touchstone ETF Trust
187. TrueShares Eagle Global Renewable Energy Income ETF, Series of Listed Funds Trust
188. TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
189. TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
190. TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust

191. TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
192. TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
193. TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
194. TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
195. TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
196. TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
197. TrueShares Structured Outcome (May) ETF, Listed Funds Trust
198. TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
199. TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
200. TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
201. TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
202. U.S. Global Investors Funds
203. Union Street Partners Value Fund, Series of World Funds Trust
204. Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
205. Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
206. Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
207. Vest US Large Cap 10% Buffer Strategies VI Fund, Series of World Funds Trust
208. Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
209. Vest US Large Cap 20% Buffer Strategies VI Fund, Series of World Funds Trust
210. VictoryShares Core Intermediate Bond ETF, Series of Victory Portfolios II
211. VictoryShares Core Plus Intermediate Bond ETF, Series of Victory Portfolios II
212. VictoryShares Corporate Bond ETF, Series of Victory Portfolios II
213. VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
214. VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
215. VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
216. VictoryShares Free Cash Flow ETF, Series of Victory Portfolios II
217. VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
218. VictoryShares International Value Momentum ETF, Series of Victory Portfolios II
219. VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
220. VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
221. VictoryShares Short-Term Bond ETF, Series of Victory Portfolios II
222. VictoryShares THB Mid Cap ESG ETF, Series of Victory Portfolios II
223. VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
224. VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
225. VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
226. VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
227. VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
228. VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
229. VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
230. VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
231. VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
232. VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
233. VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
234. Volatility Shares Trust
235. West Loop Realty Fund, Series of Investment Managers Series Trust
236. Wilshire Mutual Funds, Inc.
237. Wilshire Variable Insurance Trust
238. WisdomTree Digital Trust
239. WisdomTree Trust
240. WST Investment Trust
241. XAI Octagon Floating Rate & Alternative Income Term Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	Three Canal Plaza, Suite 100, Portland, ME 04101	President/Manager	None

Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	Three Canal Plaza, Suite 100, Portland, ME 04101	Treasurer	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c)	Not applicable.
Item 33. Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services 615 East Michigan Street, 3rd Floor Milwaukee, Wisconsin 53202
Registrant’s Custodian	U.S. Bank, National Association 1555 N. Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212
Registrant’s Principal Underwriters	Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101
Registrant’s Investment Adviser and Sub-Adviser	Grayscale Advisors, LLC 290 Harbor Drive, 4th Floor Stamford, Connecticut 06902	Vident Asset Management, LLC 1125 Sanctuary Parkway, Suite 515 Alpharetta, Georgia 30009
Item 34. Management Services
There are no management-related service contracts not discussed in Part A or Part B.
Item 35. Undertakings
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford and the State of Connecticut, on the 1st day of April 2025.
GRAYSCALE FUNDS TRUST
(Registrant)

By:	/s/ David LaValle
David LaValle Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:
Signature	Title	Date

/s/ David LaValle	Trustee, President and Principal Executive Officer	April 1, 2025
David LaValle

/s/ Edward McGee	Trustee, Treasurer and Principal Financial Officer	April 1, 2025
Edward McGee

/s/ James E. Farmer III*	Trustee	April 1, 2025
James E. Farmer III

/s/ Richard M. Goldman*	Trustee	April 1, 2025
Richard M. Goldman

/s/ Donna M. Milia*	Trustee	April 1, 2025
Donna M. Milia

/s/ Craig Salm	Secretary	April 1, 2025
Craig Salm

*By:	/s/ Craig Salm
Craig Salm
Attorney-in-Fact (Pursuant to Power of Attorney dated January 23, 2024 filed with Pre-Effective Amendment No. 4 on February 20, 2024)

GRAYSCALE FUNDS TRUST
REGISTRATION STATEMENT
EXHIBITS INDEX
Exhibit Number	Description
(h)(ix)	Investment Advisory Agreement between Grayscale Advisors, LLC and Grayscale Bitcoin Covered Call Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Covered Call ETF)
(h)(x)	Investment Advisory Agreement between Grayscale Advisors, LLC and Grayscale Bitcoin Premium Income Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Premium Income ETF)
(h)(xi)
Sub-Advisory Agreement between Grayscale Advisors, LLC and Vident Asset Management dated March 31, 2025 relating to Grayscale Bitcoin Covered Call Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Covered Call ETF)

(h)(xii)
Sub-Advisory Agreement between Grayscale Advisors, LLC and Vident Asset Management dated March 31, 2025 relating to Grayscale Bitcoin Premium Income Subsidiary (a wholly owned subsidiary of Grayscale Bitcoin Premium Income ETF)